UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  001-36269

CARE.COM, INC.

(Exact name of registrant as specified in its charter)

77 Fourth Avenue, Fifth Floor
Waltham, MA 02541
(781) 642-5900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

Pursuant to the requirements of the Securities Exchange Act of 1934, Care.com, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 21, 2020	CARE.COM, INC.

		By:	/s/ Melanie Goins
		Name:	Melanie Goins
		Title:	General Counsel and Corporate Secretary

* On December 20, 2019, Care.com, Inc. (the “Registrant”) entered into an Agreement and Plan of Merger (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) with IAC/InterActiveCorp, a Delaware corporation (“IAC”), and Buzz Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of IAC (“Offeror”), pursuant to which IAC would acquire the Registrant. On February 11, 2020, pursuant to the Merger Agreement, after completion of a tender offer (the “Offer”) by Offeror for (i) all outstanding shares of common stock of the Registrant, par value $0.001 per share (the “Common Shares”), at a price of $15.00 per Common Share and (ii) all outstanding shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares,” and together with the Common Shares, the “Shares”), of the Registrant, at (x) 150% of the Liquidation Preference per Preferred Share, as specified in the Certificate of Designations for the Preferred Shares (the “Certificate of Designations”), plus (y) Accrued and Unpaid Dividends payable in respect of such Preferred Shares, as specified in the Certificate of Designations, in the case of clauses (x) and (y), calculated as of and including the expiration date of the Offer, pursuant to the terms of the Certificate of Designations, in each case, net to the holder in cash, without interest and less any applicable withholding taxes ((i) and (ii), the “Offer Price”), Offeror merged with and into the Registrant, with the Registrant continuing as the surviving corporation and a wholly-owned subsidiary of IAC (the “Merger”). The Merger became effective (the “Effective Time”) on February 11, 2020, following the filing of the certificate of merger with the Secretary of State of the State of Delaware (the “Secretary of State”). At the Effective Time, among other things, each Share issued and outstanding immediately prior to the Effective Time (other than any (i) Shares held in the treasury of the Registrant, (ii) Shares that at the commencement of the Offer were owned by IAC or Offeror, (iii) Shares irrevocably accepted for payment in the Offer and (iv) Shares held by the Registrant’s stockholders who properly demand and perfect appraisal rights under Delaware law, which will be cancelled and for which no payment will be delivered) was converted into the right to receive an amount of cash equal to the applicable Offer Price. As a result of the Merger, IAC holds 100% of the common stock of the Registrant.